Exhibit 99.26

CONSENT OF D. RENNIE

I hereby consent to the use of my name in connection with the following report and document, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The technical report dated February 11, 2008 entitled “Technical Report on the El Penon Mine, Chile Resource Audit” (the “El Penon Report”); and

2.               The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the El Penon Report and the properties described therein.

Date: March 31, 2008

/s/ David W. Rennie
Name: David W. Rennie, P. Eng. Title: Consulting Geological Engineer, Scott Wilson Roscoe Postle Associates Inc.